

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Michael Kaeding
Chief Executive Officer
Norhart Invest LLC
1081 4th St SW
Suite 400
Forest Lake, MN 55025

      Re: Norhart Invest LLC
          Amendment No. 2 to Offering Statement on Form 1-A
          Filed April 26, 2023
          File No. 024-12163

Dear Michael Kaeding:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 2 to Form 1-A filed April 26, 2023

General

1.   Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates for the Series A "Floating" Promissory Notes is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method for the Series A "Floating"

Promissory Notes to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

2.   We note that on page 2 and 23 you state that you "*may* offer Series B "Fixed" Promissory Notes" and that on page 21 you "*may* offer [p]romissory [n]otes." (emphasis added). To comply with Rule 251(d)(3)(i)(F), the offering of the Series A notes and Series B notes must commence within two calendar days after the qualification date and be offered continuously thereafter. Please revise your disclosure to confirm that you will offer the Series A notes and Series B notes in compliance with Rule 251(d)(3)(i)(F).

3.   Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the number of Series A notes and the number of Series B notes you intend to qualify in this offering.

4.   Your response to comment 1 indicates that you intend to rely on Rule 253(b) to change the interest rate on the notes. Please note that Rule 253(b) and (g)(1) are only available for the initial supplement filed after qualification for the purposes of providing the pricing-related information omitted at qualification in reliance on Rule 253(b).

5.   We note your response to comment 2. Please be advised that we are considering further the rollover feature of the Series B "Fixed" Promissory Notes and may have additional comments.

Investor Series A "Floating" Redemption Right, page 3

6.   We reissue comment 4. Please describe in this sectionthe specific risks resulting in the company's inability to pay all of the Series A "Floating" Promissory Notes as they are redeemed.

Risk Factors
The Promissory Note Purchase Agreement limits your rights in some important respects, page 7

7.   In response to comment 5, we note your disclosure that investors "cannot waive compliance with federal securities laws and the rules and regulations thereunder." Additionally, please disclose whether the arbitration provision applies to purchasers in secondary transactions.

Use of Proceeds, page 14

8.   It appears that you intend to use the proceeds from this offering to acquire securities of your affiliate. For example, on page 14, you indicate that you may acquire preferred equity, and, on page 20, you indicate that you "will use the proceeds of this offering primarily to purchase investments originated by Norhart . . .." Please note that to the extent you engage in the business of acquiring securities of another entity, you are engaged in a distribution of the securities of that entity. *See* Securities Act Rule 140. To the extent you intend to acquire securities of an affiliate, please identify such affiliate as

co-issuer of the securities in this offering and Norhart Invest as underwriter of that affiliate's securities. In addition, please explain how you will comply with Securities Act Rule 251(b)(4).

Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Donald Locke, Esq.